NETTRON TO RESTRUCTURE AT APRIL 14 AGM
- Potential Acquisition and Associated Financing Being Investigated

Vancouver, B.C. – March 17, 2005 — Nettron.com, Inc. (OTCBB: NTTRF, TSX-V: NTT.H, CUSIP: #64120d102) today announced that it has distributed the meeting materials for its April 14, 2005 Annual and Special Meeting of shareholders. In addition to the routine matters, the Company’s shareholders will be asked to approve:

•	A 3-old for 1-new consolidation of Nettron’s common shares;

•	The change of the Company’s name to Enatron Marketing Group Inc., or such other name as the directors of the Corporation in their sole discretion determine, subject to regulatory approval;

•	The Company’s new 2004 U.S. Stock Option Plan;

•	The amendment of the Company’s existing Incentive Stock Option Plan;

•	The issuance of common shares to settle outstanding liabilities;

•	Subject to completion of due diligence and entering into formal documentation, the acquisition of a licence to certain proprietary technology owned by an arms-length, third party for up to 20,000,000 post-consolidation common shares;

•	A private placement of convertible notes for up to US $1.5 million, simultaneous with the closing of the acquisition of the licence.

The meeting materials also call for the reelection of the five (5) existing directors: Edward D. Ford, Malcolm E. Rogers Jr., Larry F. Robb, Gary E. Read and Douglas E. Ford.

The directors are confident that the Company can complete its negotiations with the licensor and its due diligence prior to the meeting. However, shareholders and investors are cautioned that until the transaction is closed and the associated financing completed the Company remains without a significant business undertaking.

Full particulars of the matters to be considered by the shareholders are disclosed in the Information Circular prepared by Nettron for the upcoming shareholders’ meeting and are available to the public on the SEDAR disclosure website www.sedar.com.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private litigation reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact Nettron.com, Inc. • Doug Ford, Director • 604.904.8481 ext. 460